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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

FORM 15

CERTIFICATION AND NOTIFICATION OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-23930

Targeted Genetics Corporation

(Exact name of registrant as specified in its charter)

1100 Olive Way, Suite 100

Seattle, Washington 98101

(206) 623-7612

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

    None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of shareholders of record as of the certification or notice date: 215

The form is amended to indicate reliance on Rule 12h-3(b)(1)(i), which was inadvertently excluded from the original filing. The original Form 15 was filed on March 8, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, Targeted Genetics Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	March 12, 2010	By:	/s/ DAVID J. POSTON
		Name:	David J. Poston
		Title:	Vice President, Finance and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.